Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

April 9, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeff Kauten Larry Spirgel Laura Veator Stephen Krikorian

Re:	Alkami Technology, Inc. Registration Statement on Form S-1 (Registration No. 333- 254108)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we, as representatives of the several underwriters, hereby join in the request of Alkami Technology, Inc. (the “Company”) for acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-254108) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on April 13, 2021, or as soon as practicable thereafter, or at such other time thereafter as Company or its outside counsel, Latham & Watkins LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s outside counsel, Latham & Watkins LLP, by calling Tad J. Freese at (650) 463-3060 or Joel H. Trotter at (202) 637-2165.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated April 5, 2021:

(i)	Dates of distribution: April 5, 2021 through the date hereof
(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 8
(iii)	Number of prospectuses furnished to investors: approximately 1,950
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 30

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended. Thank you for your assistance in this matter.

[Signature Page Follows]

Very truly yours, GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC BARCLAYS CAPITAL INC. Acting severally on behalf of themselves and the several Underwriters GOLDMAN SACHS & CO. LLC

By:	/s/ Becky Steinthal
Name: Becky Steinthal Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Alice Takhtajan
Name: Alice Takhtajan Title: Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Georgi Balinov
Name: Georgi Balinov Title: Managing Director, Head of Payments Banking

cc:	Douglas A. Linebarger, Alkami Technology, Inc.

Tad J. Freese, Latham & Watkins LLP

Joel H. Trotter, Latham & Watkins LLP

Kathleen M. Wells, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Stephen Salmon, Davis Polk & Wardwell LLP